SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 SIRICOMM, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   82967C 10 2
                      (CUSIP Number of Class of Securities)

                           Henry Burkhalter, President
                          Sat-Net Communications, Inc.
                          5000 Legacy Drive, Suite 470
                               Plano, Texas 75024
                                 (972) 943-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2005
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No.  82967C 10 2                                               Page 2 of 5

                                  SCHEDULE 13D
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   1     NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)
                           Sat-Net Communications, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*   PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)  [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
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                      7    SOLE VOTING POWER
                              2,000,000
 NUMBER OF         -------------------------------------------------------------
    SHARES            8    SHARED VOTING POWER
  OWNED BY                     ---
    EACH           -------------------------------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
PERSON WITH                   2,000,000
                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                              ---
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
              2,000,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.70%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                 CO
--------------------------------------------------------------------------------

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CUSIP No.  82967C 10 2                                               Page 5 of 5


Item 1. Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of SiriCOMM, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 2900 Davis Boulevard, Suite 130, Joplin, Missouri 64804.

Item 2. Identity and Background.

         (a) This statement is filed by Sat-Net Communications, Inc. (the "Reporting Person") with respect to shares directly owned by it.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Sat-Net Communications, Inc. is 5000 Legacy Drive, Suite 470, Plano, Texas 75024.

         (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) Neither the Reporting Person, nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On February 17, 2005, the Company issued Sat-Net Communications, Inc. 2,000,000 shares of its common stock as partial compensation pursuant to a Network Installation Agreement dated February 7, 2005. The consideration for the shares was Sat-Net's agreement to provide and install, on the Company's behalf, VSAT/802.11 terminals at a pre-determined number of truck-stop locations at a pre-determined turnkey price per site.

Item 4. Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Sat-Net Communications, Inc. were acquired for, and are being held for, investment purposes. As discussed above, the shares were acquired pursuant to the Network Installation Agreement between Sat-Net and SiriCOMM.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some

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CUSIP No.  82967C 10 2                                               Page 5 of 5


of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

         (a) As of the close of business on February 17, 2005, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 2,000,000 shares of Common Stock. As of February 17, 2005, these shares represented 10.70% of the sum of the 18,686,450 total shares of Common Stock outstanding as reported.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including December 7, 2004 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Network Installation Agreement, the Company also issued to Sat-Net 1,000,000 common stock purchase warrants. Each warrant is exercisable for three (3) years at an exercise price of $2.00 per hare. The warrants are not exercisable until they have vested, which will occur at the rate of 2,500 warrants per truck-stop location installation each month, provided, however, that the vesting with respect to the first 250 locations will be deemed to occur when the wireless infrastructure is "network operation," as defined in the Network Installation Agreement.

         Aside from the foregoing, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         1.1 Network Installation Agreement between the Company and Sat-Net Communications, Inc.
         1.2      Warrant

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CUSIP No.  82967C 10 2                                               Page 5 of 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                    SAT-NET COMMUNICATIONS, INC.



Dated:  February 25, 2005                            /s/ Henry Burkhalter
                                                    ---------------------------
                                                    Henry Burkhalter, President